Mail Stop 3561

      August 3, 2005


Via U.S. Mail and Fax
Frederic Scheer
President and CEO
Cereplast, Inc.
3421-3433 West El Segundo Blvd.
Hawthorne, CA 90250

	Re:	Cereplast, Inc.
		Form SB-2
		Filed July 5, 2005
		File No. 333-126378

Dear Mr. Scheer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that people can request an investment package on your website at http://www.cereplast.com/request_package.html. When you respond to this comment letter, please provide us at the same time with any materials you send to investors when they fill out the request for an investment package. Please tell us in your response whether you have already sent any of these materials to investors and, if so, when.

Prospectus Cover Page, page 1
2. You state here, and elsewhere in the document, that your stock may be "listed on the OTC Bulletin Board." Please revise to clarify that your stock will not be listed, but instead that brokers must apply with the OTC Bulletin Board to quote Cereplast`s securities for a market to develop and your securities to be quoted.
3. Your common stock does not appear to be registered under Section
12(g) of the Securities Exchange Act. Please remove this statement from your registration statement.

Risk Factors, page 4

General
4. Please revise to highlight each risk factor heading in bold or underlined type so that each risk factor stands out. We also encourage you to capitalize only the first word of each sentence in the first two risk factor headings to make the headings more readable.
5. Please delete any mitigating language from your discussion of risk factors. For instance, we note the following mitigating statements:

* Your statement on page 6, under the risk factor "We have not yet commenced full scale production of our resins...," that you believe you can engineer your resins to meet many of the critical performance requirements for specific applications;
* Your statement on page 6, under the risk factor "Unavailability of raw materials used to manufacture our products...," that "we believe that sufficient quantities of all raw materials used in our resins are generally available." In the alternative, create a separately captioned risk factor discussing the risk arising from the scarcity and difficulty in obtaining polymer lactic acid;
* You statement on page 6, under the risk factor "Our operations are subject to regulation by the U.S. Food and Drug Administration," that you "believe that [your] resins and all other current and prototype resins are in compliance with all requirements of the FDA and do not require additional FDA approval."

"We Have A History of Incurring Net Losses..., page 4
6. It appears you refer to another company`s horseshoes business in this risk factor. Please revise to tailor the risk factor to your company and the risks it may encounter. If the risk factor could apply to any company, then it is too generic.
 "If we do not obtain financing when needed...," page 5
7. According to your consolidated balance sheet for the quarter ended
March 31, 2005, you had no cash. Please revise your disclosure accordingly.
8. Please revise to quantify the amount of additional financing you will need to fund your operations.

"Unavailability of raw materials used to manufacture our products...," page 6
9. It appears that one of the primary reasons why polymer lactic acid is not readily available is because NatureWorks, one of your primary suppliers, controls approximately 90% of the market for polymer lactic acid worldwide. Please revise to create a separately captioned risk factor directly following this risk factor that discusses the risk of losing NatureWorks as a supplier, as noted on page 19.
Management`s Discussion and Analysis..., page 11

Overview, page 11
10. Please revise your overview section to create a clearer picture of management`s view of the bio-based plastics industry and the most important factors management considers when dealing with the day-to-day operations of Cereplast. For example, how do you earn revenues, and which of your products generate the greatest proportion of your revenues? What are the principal geographic markets for your products? Is the source of your sales limited to California? Is the bio-degradability of your products contingent upon the use of special facilities that are not widely available, and if so, are your sales impacted by the accessibility of those facilities? As yet another example, how is the company marketing its resins to distinguish them from those sold by larger, more established companies? You should discuss these and other material matters in your executive overview of Management`s Discussion and Analysis.
11. Please clarify what "100% environmentally friendly" means.
12. Please revise to explain the significance of the ASTM standards and why it is important that several of your resins have passed those standards. In addition, clarify whether you sell several types of resins or one type of resin. What are the product characteristics and target markets for each of those resins?
13. Please disclose your basis for the statement that finished products made of your resins have "demonstrated to exhibit comparable or superior performance characteristics, such as greater strength/rigidity...," and your statement that you introduced on the market products that were the "first of their class."
14. Disclose who has tested your products for their compostability under US standards.
15. We note your statement in the Business section that you have devoted substantial resources to demonstrate the commercial viability of your resins, but have only produced limited amounts to date. Please discuss your future plans regarding the production of your resins. How will you increase efficiency and decrease costs in the manufacture of your resins? Will you need to incur additional capital expenditures to increase your manufacturing efficiency?
If
so, do you have the funds available to pay for those expenditures, or will you need to obtain additional financing? What are the chances you will be able to obtain the needed financing to fund expansion of your manufacturing output, and how soon will you be able to secure the needed financing? Based on your current production output, are you capable of effectively competing with other manufacturers of bio-based resins?
16. We note your statement on page 16 that you intend to enter into a supply agreement with NatureWorks in the "months to come." You also state on page 19, "in the event that we are unable to obtain poly lactic acid resins from NatureWorks our operations may be negatively impacted." Please revise your overview section of Management`s Discussion and Analysis to discuss the likelihood that you will be able to obtain resins from NatureWorks. Is this a material uncertainty, i.e., is it either (1) reasonably likely that you will be unable to purchase poly lactic acid from NatureWorks in the near future, or (2) would the loss of NatureWorks as a supplier have a material effect on Cereplast`s liquidity, capital resources, or results of operations? If yes, then also revise to discuss and quantify what effect the loss of NatureWorks as a supplier will have on your liquidity, capital resources, or results of operations.
17. Please identify material customers who accounted for ten percent or more of your revenues in each period.

Liquidity and Capital Resources, page 15
18. Please quantify the amount of funding you will need to increase your capital resources and revenues. When do you anticipate receiving money, and from what sources do you expect to obtain those funds?
19. We note your discussion of your $7,700 lease obligation on page
20, your subleasing agreement on page F-17, your capital lease obligations on page F-16, and your loan terms on page F-16.
Please
discuss these obligations in Management`s Discussion and Analysis. Revise to analyze how these obligations fit into your operations, how you plan on meeting these obligations, and the effect on your results of operations, liquidity, and ability to obtain needed financing if you are unable to meet these obligations.
20. Your balance sheet for the quarter ended March 31, 2005 indicates that your bank overdraft fee increased by $ 76,707 to $206,525, an increase of approximately 62%. Please discuss this line item in Management`s Discussion and Analysis. Quantify the causes of this increase in overdraft fees. In addition, analyze how management plans on paying for the increased fees, whether you anticipate these fees to continue to increase, and quantify the effect on your balance sheet and results of operations if this line item continues to increase at the current rate.
21. We note that you believe existing capital and anticipated funds may not be sufficient to meet your anticipated cash needs for working capital and capital expenditures for the foreseeable future. Expand this disclosure to discuss the issuance of a going concern opinion from your auditors and include a detailed discussion of management`s viable plan for overcoming your financial difficulties. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Please refer to Section 607.02 of the Financial Reporting Codification for further guidance.
22. Revise to explain how you would restructure your company in a way to preserve your resin product business if cash flows from operations became insufficient to continue operations at the current level.

Cash Flows, page 15
23. Please revise to discuss changes in material line items in your
Statement of Cash flows from year to year and between your March
31,
2004 and March 31, 2005 quarters. To the extent material, please discuss the reasons for those changes, quantify those changes, and explain and quantify the principal causes of the changes.

Business, page 17
24. We note that the Biodegradable Products Institute has approved your food service products, but has not approved your resins, having approved NatureWorks`s resin instead. You also state on page 11 that your utensils sold under the Nat-Ur brand name were granted the first
Biodegradable Products Institute logo. Please revise your business section to clarify whether you not only manufacture and sell resins, but also food service items such as utensils, plates, and cups.
If
it is true that you also manufacture food service items, discuss these products and how the manufacture and sale of those products fits into your business plan.
25. With regard to your reference to the Biodegradable Products Institute logo, please revise to explain the significance of the receipt of that logo and to disclose that your CEO, Frederic Scheer, created the Biodegradable Products Institute. Disclose whether the institute evaluated your products and whether you pay for the use of the institute`s logo.
26. You state on page 12 that the increase in your net sales was due partly to the introduction of new products. Please revise your Business section to discuss those products.
27. We encourage you to disclose your website address.

Competition, page 19
28. Please revise to identify your primary competitors, quantify and explain your position in the industry, and more specifically discuss your methods of competition. In addition, please specifically discuss how you plan to compete with companies such as NatureWorks,
DuPont, and BASF AG.

Government Regulation, page 19
29. You state on page 20 that you cannot be certain that the FDA will agree with your conclusion that your resins are in compliance with all FDA requirements. Please revise to clarify whether you need FDA approval before you sell your food and beverage containers, and if so, whether you have already received that approval. In addition, explain the FDA approval process.

Executive Compensation, page 23
30. Your statement that the table includes your CEO and the executive officers whose total annual salary and bonus exceeded $100,000 for the years listed is confusing, since the table shows that Messrs. Scheer, Altounian, and Jensen received no compensation. Please confirm that Messrs. Scheer, Altounian, and Jensen have not received any salary, bonus, or long term compensation for 2004. In this regard, please note that you must report compensation awarded to, earned by, or paid to the named executive officers for all services rendered in all capacities to the company. Furthermore, compensation may consist of cash or stock and other non-cash consideration. In addition, since you are not a reporting company, you only need to include the last completed fiscal year in the summary compensation table. See Item 402 of Regulation S-B.

Certain Relationships and Related Transactions, page 26
31. Please confirm that you have provided the disclosure required by
Item 404(d) of Regulation S-B regarding promoters.
32. Please disclose whether the memorandum of understanding sets forth consideration that Mr. Kelly has or will receive for providing technical assistance to the company. In addition, please complete the last sentence to state when a final, definitive agreement must be entered into.
33. If more than $60,000, disclose the consideration that Messrs. Kelly, Wegner, and Dobbs have received under their agreements with the company.

Selling Stockholders, page 29
34. Please explain in your response letter why there is no corresponding footnote 3 in the selling shareholders table. We note that footnote 3 to the table states, "Executive officer and director of our company."

Item 26. Recent Sales of Unregistered Securities, page II-2
35. Please provide the disclosure required by Item 701 of Regulation
S-B for the issuance of 1.5 million shares to Sichenzia, Ross and the private placements that occurred during the first quarter of 2005 and in April of 2005 (as noted on page F-17).
36. Please clarify whether you paid any underwriting discounts or commissions when the securities were sold for cash. Where the securities were not sold for cash, please describe the nature of the services that Cereplast received for the shares.
37. We note that you issued 2,475,000 shares of common stock to Ms.
Leblanc in consideration for the conversion of preferred shares. Please disclose the number of preferred shares that were converted.
In addition, provide the disclosure required by Item 701 of Regulation S-B for the sale of the preferred shares to Ms. Leblanc.
38. Please disclose when you sold 872,000 shares to accredited investors for $0.10 per share and the number of accredited investors.




Available Information, page 32
39. Please revise to provide the new address for the Securities and
Exchange Commission: 100 F St. NE, Washington, D.C. 20549.

Item 28. Undertakings, page II-4
40. Please explain in your response letter why you have included the undertaking in paragraph (4), as it appears you are not relying on Rule 430A to omit information from the prospectus. If you decide to retain this undertaking after responding to this comment, please revise the registration statement to include both subsections of the required Rule 430A undertaking, as set forth in Item 512(f) of Regulation S-B.

Exhibits

General
41. We note that you have not filed any material contracts with your registration statement. Please file the following exhibits with the next amendment to your registration statement, or tell us why you do not believe they are required to be filed under Item 601 of Regulation S-B:

* Agreements between your executive officers and the company, including the agreements discussed on pages 23-24;
* The 2004 employee stock incentive agreement;
* Contracts between Cereplast and material customers and suppliers disclosed in Note 9 to the financial statements, including the agreement between Cereplast and NatureWorks disclosed on page 19;
* Your leasing agreement and subleasing agreement, discussed on page
20 under "Description of Property" and on page F-17 under Note 10;
and
* Agreements defining the rights of your securityholders, such as registration rights agreements.


Signatures, page II-5
42. Please revise your signature page to include the signature of the principal financial officer. If the officer serving as your principal financial officer has already signed the document, please make sure to list his role as the principal financial officer underneath his signature line.


*	*	*	*

      As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney,
at (202)551-3366, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


								Sincerely,


								/s/ Kathleen Krebs
							      For Larry Spirgel
								Assistant Director


cc:	Stephen M. Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	Via Facsimile: (212) 930-9725

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Frederic Scheer
Cereplast, Inc.
August 3, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE